UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41676

Himalaya Shipping Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

S. E. Pearman Building
2nd floor, 9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibits.

Exhibit	Description
99.1	Press release - Mandatory Notification of Trades
99.2	KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities and persons closely associated with them - Bjorn Isaksen
99.3	KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities and persons closely associated with them - Capreca AS
99.4	KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities and persons closely associated with them - Lars-Christian Svensen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.

	By:	/s/ Herman Billung
	Name:	Herman Billung
	Title:	Chief Executive Officer
Date: March 20, 2025